FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Vital Therapies, Inc.

15010 Avenue of Science, Suite 200

San Diego, CA 92128

Attn: Terence E. Winters, Ph.D.

Co-Chairman of the Board & Chief Executive Officer

Telephone (858) 673-6840

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***].”

October 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3030

Washington, D.C. 20549

Re:	Vital Therapies, Inc.
Registration Statement on Form S-1
File No. 333-191711

Dear Mr. Riedler:

On behalf of Vital Therapies, Inc. (“Vital Therapies”, the “Company” or “Registrant”), we respectfully submit this supplemental letter in further response to Comment No. 22 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter, dated August 19, 2013 (the “Comment Letter”) relating to the Confidential Draft Registration Statement on Form S-1 originally submitted by the Company to the Commission on July 22, 2013 and as revised and publicly filed on October 11, 2013 (as revised, the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

U.S. Securities and Exchange Commission October 25, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY VITAL THERAPIES, INC. VTL-001

Registrant supplementally advises the Staff on a confidential basis that Registrant currently anticipates that the price range for this offering will be approximately $[CONFIDENTIAL ***] to $[CONFIDENTIAL ***] per share. This indicative price range is based on a number of factors, including existing conditions in the public capital markets; Registrant’s prospects, and the history of and prospects for the Company’s industry; recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company.

As is typical in initial public offerings, the anticipated price range was not derived using a formal determination of fair value of Registrant’s common stock, but was determined based in part on evolving discussions between Registrant and its underwriters during the period since filing the Registration Statement. Factors impacting such price range have included: progress in developing Registrant’s product candidate, including clinical results from Registrant’s past clinical trials; the general condition of the securities markets and, in particular, the receptivity of the public market for comparable pre-commercial life sciences companies; anticipated demand for Registrant’s common stock in an initial public offering; and initial public offering valuations achieved recently by comparable pre-commercial life sciences companies.

The following table summarizes Registrant’s equity issuances, including options, preferred stock and stock purchase rights from September 2012 through September 2013. There have been no equity issuances to date in October 2013.

Grant/Issuance date	Number of shares underlying grant/shares issued	Exercise or purchase price
Option Grant
September 26, 2012	1,535,463	$8.00
December 7, 2012	87,448	$8.00
March 4, 2013	121,854	$8.00
May 13, 2013	262,343	$8.00
June 30, 2013	133,222	$8.00
July 15, 2013	50,175	$8.00
September 9, 2013	187,190	$10.50
September 18, 2013	75,000	$10.50
Senior Preferred Stock*
September 25, 2012	2,018,199	$8.00
October 29, 2012	1,500,000	$8.00
February 28, 2013	305,571	$8.00
April 30, 2013	158,150	$8.00
June 26, 2013	3,830,050	$8.00

*	Purchases and pricing pursuant to the Senior Preferred Purchase Agreement dated September 25, 2012, as amended, including future stock purchase rights

U.S. Securities and Exchange Commission October 25, 2013 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY VITAL THERAPIES, INC. VTL-001

The Registration Statement includes information on the determination of the fair value of Registrant’s common stock and the basis for measuring stock-based compensation for periods prior to September 1, 2013 on pages 50 to 55 of the Registration Statement. Other than the option grants on September 9, 2013 and September 18, 2013 (the “September 2013 Options”), all of the equity issuances and the related valuation discussions are included in the Registration Statement.

The September 9, 2013 option grants were made to certain new employees and consultants, and the September 18, 2013 option grant was made to a new member of the Company’s board of directors. The Company’s board of director’s (the “Board”) determined the fair value of the common stock to be $9.94 as of September 3, 2013 and set the exercise price for the September 2013 Options at $10.50 per share. Registrant will include disclosures regarding the determination of the fair value of Registrant’s common stock as of September 3, 2013 and September 30, 2013 in an amendment to the Registration Statement expected to be filed on or before November 1, 2013 (“Amendment No.1”). The disclosures to be included in Amendment No. 1 regarding the September 2013 Options are attached hereto as Exhibit A.

Registrant notes that all options included in the table above were granted with exercise prices above the Board’s determination of the fair value of Registrant’s common stock. Registrant believes the determinations of fair value during the period from September 1, 2012 through September 30, 2013 reflect a trend consistent with the anticipated price range of $[CONFIDENTIAL ***] to $[CONFIDENTIAL ***] per share (the “Offering Price”) in a public offering. The $[CONFIDENTIAL ***] to $[CONFIDENTIAL ***] per share price range reflects a number of factors that cannot be assumed with certainty in the prior valuations including:

•	Assumes 100% Probability of a Public Offering. The Offering Price assumes a successful public offering, eliminating the risk that a public offering is delayed or never completed due to a multitude of possible factors, including the Company’s progress with its clinical trials, market conditions and outside economic and world events. It also reflects a higher probability of future access to public markets if needed.

•	Enhanced Liquidity and Marketability of Registrant’s Stock. A successful public offering provides liquidity at a level not available to a private company.

•	Conversion of Preferred Stock. Registrant’s preferred stock is converted to common stock on a successful public offering, eliminating the substantial economic rights and preferences the preferred stock has over the common stock.

•	Funding Restrictions Related to Preferred Stock and Preferred Stock Purchase Rights. A successful public offering (i) eliminates restrictions that the preferred stockholders hold on future private equity financings and (ii) the preferred stock purchase rights, which allow the holders of the rights to purchase additional preferred stock at $8.00 per share, are also eliminated. Exercise of the stock purchase rights would result in significant dilution in the value of Registrant’s common stock.

U.S. Securities and Exchange Commission October 25, 2013 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY VITAL THERAPIES, INC. VTL-001

As stated above, the Company believes the exercise prices for the options shown in the table exceed the fair value of common stock at the date of grant and, considering the factors noted hereon among others, that such fair values of Registrant’s common stock reflect a trend consistent with the proposed Offering Price.

The Company and the underwriters are currently preparing to begin the road show for the offering on or about [CONFIDENTIAL ***], 2013. To the extent it is feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

****

Please direct any questions or comments regarding the contents of this letter to me at (858) 350-2364 or Martin J. Waters at (858) 350-2308. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Anthony G. Mauriello

Anthony G. Mauriello

Enclosures

cc:	Terence E. Winters, Ph.D., Vital Therapies, Inc.

Duane Nash, Vital Therapies, Inc.

Michael V. Swanson, Vital Therapies, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

William Molloie, PricewaterhouseCoopers LLP

U.S. Securities and Exchange Commission October 25, 2013 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY VITAL THERAPIES, INC. VTL-001

Exhibit A

Proposed S-1 Disclosure

September 2013 Grants

On September 9, 2013 and September 18, 2013, our board of directors granted common stock options with an exercise price of $10.50 per share. In setting the exercise price, the board of directors considered a valuation analysis prepared as of September 3, 2013, reflecting a fair market value of our common stock of $9.94 per share; however, the board of directors elected to set the exercise price of the stock options granted above the fair market value of the common stock. In addition, the board of directors determined no internal or external value generating events had taken place from September 4, 2013 through September 18, 2013 that would have impacted the assumptions utilized in the September 3, 2013 valuation analysis.

September 3, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario Weight

IPO by November 15, 2013	50%
Sale by November 15, 2013	10%
Private company	25%
Dissolution	15%

A 7% discount for lack of marketability was applied for common stockholders. The resulting implied fair value of $9.94 per share was utilized to determine the BSM fair value for the purpose of calculating stock-based compensation expense related to the options granted in September 2013 at an exercise price of $10.50 per share.

The fair value of our common stock increased from June 30, 2013, primarily due to the increased likelihood of an IPO scenario as a result of progress made toward a public offering. In addition, we decreased our discount for a lack of marketability reflecting a decrease in the expected time to liquidity.

September 30, 2013 Valuation Analysis

Our analysis considered the following probability-weighted scenarios:

Scenario Weight

IPO by November 15, 2013	50%
Sale by November 15, 2013	10%
Private company	25%
Dissolution	15%

A 6% discount for lack of marketability was applied for common stockholders, which resulted in an implied fair value of $10.02 per share. This increase in fair value of our common stock from September 3, 2013, was associated with a slight decrease in our discount for lack of marketability reflecting a decrease in the expected time to liquidity. There were no changes to our probability-weighted scenarios as no significant changes occurred from our September 3, 2013 valuation analysis.